As filed with the Securities and Exchange Commission on August 3, 2001
                                                           Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ________________
                       NEW CENTURY FINANCIAL CORPORATION
            (Exact Name of Registrant as Specified in its Charter)


            Delaware                                     33-0683629
 (State or Other Jurisdiction of              (I.R.S. Employer Identification
  Incorporation or Organization)                           Number)
                               ________________
                         18400 Von Karman, Suite 1000
                           Irvine, California  92612
                                (949) 440-7030
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                               ________________
                                Brad A. Morrice
             Vice Chairman, President and Chief Operating Officer
                       New Century Financial Corporation
                         18400 Von Karman, Suite 1000
                           Irvine, California  92612
                                (949) 440-7030
  (Name and Address, Including Zip Code, and Telephone Number, Including Area
                          Code, of Agent for Service)
                               ________________
                                  Copies to:

             David A. Krinsky                        Allen Z. Sussman
           O'Melveny & Myers LLP                  Morrison & Foerster LLP
    610 Newport Center Drive, Suite 1700     555 West Fifth Street, Suite 3500
       Newport Beach, California 92660         Los Angeles, California 90013
             (949) 760-9600                           (213) 892-5200

                               ________________

  Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                              CALCULATION OF REGISTRATION FEE
========================================================================================================================
                                                                  Proposed           Proposed          Amount of
                                                 Amount            Maximum            Maximum        Registration
      Title of Each Class of Securities          to be         Offering Price        Aggregate            Fee
              to be Registered                 Registered       Per Share(1)     Offering Price(1)
------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share......   1,442,308          $10.73           $15,475,965           $3,869
========================================================================================================================

(1) The price of $10.73 was the average of the high and low trading prices of the Common Stock on the Nasdaq National Market on August 1, 2001 is set forth solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended.
                               ________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED AUGUST 3, 2001

                                  PROSPECTUS

                       NEW CENTURY FINANCIAL CORPORATION

                       1,442,308 Shares of Common Stock

                               _________________

  This prospectus relates to the public offering, which is not being underwritten, of up to 1,442,308 shares of our common stock, $0.01 par value per share, which are held by some of our current stockholders and may be offered and sold from time to time by the selling stockholders following the effective date of the registration statement of which this prospectus is a part.

  The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

  Our common stock is traded on the Nasdaq National Market under the symbol "NCEN." On August 1, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $10.81 per share.

  INVESTING IN OUR COMMON STOCK INVOLVES RISKS. WE REFER YOU TO THE DISCUSSION OF CERTAIN RISKS THAT PURCHASERS OF OUR COMMON STOCK SHOULD CONSIDER CONTAINED IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 1.

                               ________________

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               _________________

                The date of this prospectus is __________, 2001

     No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with this offering, and if given or made, such information or representations may not be relied upon as having been authorized by New Century Financial Corporation (referred to in this prospectus as "New Century," "we," "us," "our," or the "registrant"), any selling stockholder or by any other person. Neither the delivery of this prospectus nor the sale made hereunder shall, under any circumstances, create the implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or a solicitation of any person in any jurisdiction in which an offer or solicitation may not lawfully be made.

                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----
Risk Factors...........................................................   1
Incorporation of Certain Documents By Reference........................   6
Business...............................................................   6
Forward-Looking Statements.............................................  29
Use of Proceeds........................................................  29
Selling Stockholders...................................................  30
Plan of Distribution...................................................  31
Legal Matters..........................................................  32
Experts................................................................  32
Where You Can Find Additional Information..............................  32

                                      (i)

                                 RISK FACTORS

     You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. When determining whether to buy our common stock you should also refer to the other information in this prospectus, including our financial statements and the related notes.

     If we are unable to maintain adequate financing sources, our earnings and financial position will suffer and jeopardize our ability to continue operations.

     We require substantial cash to support our operating activities and growth plans, which is provided primarily by $1.4 billion in short-term warehouse and aggregation credit facilities to fund loan originations and purchases pending the pooling and sale of such loans. We also have residual financing agreements that provide us with financing secured by residual interests we have retained in certain securitization transactions and securitization transactions involving net interest margin securities, or NIMs. If we cannot maintain or replace these facilities on comparable terms and conditions, we may incur substantially higher interest expense that would reduce our profitability.

     During volatile times in the capital markets, access to warehouse, aggregation and residual financing has been severely constricted. If we are unable to maintain adequate financing or other sources of capital are not available, we would be forced to suspend or curtail our operations, which would have a material adverse effect on our results of operations, financial condition and business prospects.

     Most of our financing is subject to margin calls based on the lender's opinion of the value of our collateral. An unanticipated large margin call could adversely affect our liquidity.

     The amount of financing we receive under our warehouse, aggregation and residual financing agreements depends in large part on the lender's valuation of the mortgage loans and residual interests that secure the financings. With the exception of the residual financing facility with Salomon Brothers Realty Corp., each credit facility we have provides the lender the right, under certain circumstances, to reevaluate the collateral that secures our outstanding borrowings at any time. In the event the lender determines that the value of the collateral has decreased, it has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of the outstanding borrowings. Any such margin call could have a material adverse effect on our results of operations, financial condition and business prospects.

     A change in the assumptions we use to determine the value of our residual interests could adversely affect our financial position.

     As of June 30, 2001, the value of our residual interests from securitization transactions on our balance sheet was $324.6 million. The value of these residuals is a function of the delinquency, loss, prepayment and discount rate assumptions we use to determine their value. During 2000, we changed these assumptions to reflect trends in actual pool performance, prepayment experience and the interest rate environment. As a result of these changes, we recorded reductions in the value of our residuals by $67.0 million. The reductions consisted of the following components:

     . $25.6 million resulted from changes to the prepayment and loss assumptions used in the valuation of the residual interests.

     . $14.5 million resulted from our change in the discount rate on our residuals from 12% to 13% and on our NIM bonds from 14% to 15%.

     . $26.9 million of this adjustment related to the exercise by Salomon Smith Barney, Inc. of the call provision for our 1998-NC5 security in December 2000. We do not have any other residual interests t hat have a call provision similar to 1998-NC5.

     If our actual experience differs materially from the revised assumptions we used to determine the value of our residual interests, future cash flows and earnings could be negatively affected.

High delinquencies or losses on the mortgage loans in our securitizations may decrease our cash flows or impair our ability to sell or securitize loans in the future.

     Loans we make to lower credit grade borrowers, including credit-impaired borrowers, entail a higher risk of delinquency and higher losses than loans we make to borrowers with better credit. Virtually all of our loans are made to borrowers who do not qualify for loans from conventional mortgage lenders. No assurance can be given that our underwriting criteria or methods will afford adequate protection against the higher risks associated with loans made to lower credit grade borrowers. We continue to be subject to risks of default and foreclosure following the sale of loans through securitization. To the extent such losses are greater than expected, the cash flows we receive through residual interests will be reduced. Increased delinquencies or losses may also reduce our ability to sell or securitize loans in the future. Any such reduction in our cash flows or impairment in our performance could have a material adverse effect on our results of operations, financial condition and business prospects.

Our earnings may decrease because of increases or decreases in interest rates.

     Our profitability may be directly affected by changes in interest rates. First, these changes may reduce the spread we earn between the interest we receive on our loans and our funding costs. Second, a substantial and sustained increase in interest rates could adversely affect borrower demand for our products. Third, during periods of rising interest rates, the value and profitability of our loans may be negatively affected from the date of origination or purchase until the date we sell or securitize the loan. Fourth, our adjustable-rate mortgage loans have periodic and lifetime interest rate caps above which the interest rate on the loans may not rise. In the event of general interest rate increases, the rate of interest on these mortgage loans could be limited, while the rate payable on the senior certificates representing interests in a securitization trust into which these loans are sold may be uncapped. This would reduce the amount of cash we receive over the life of our residual interests, and require us to reduce the carrying value of our residual interests. Fifth, a significant decrease in interest rates could increase the rate at which loans are prepaid, which also could require us to reduce the carrying value of our residual interests. If prepayments are greater than expected, the cash we receive over the life of our residual interests would be reduced. Any such change in interest rates could have a material adverse effect on our results of operations, financial condition and business prospects.

In the event of a default on our subordinated debt, the collateral securing the debt may not provide near-term cash sufficient to repay the debt.

     In addition to financing that is secured by our loans and residual interests, we have also borrowed $40 million in subordinated debt from U.S. Bank. This debt is secured by a subordinated lien on the collateral that is pledged under our warehouse credit facility with U.S. Bank as well as by certain rights to our residual interests. Unlike our warehouse, aggregation and residual financing borrowings, which are secured by assets that we believe would cover the borrowings in the event of a default, we may not have a source of funds to repay the subordinated debt in the event of a default. We intend to use cash flows from our residual interests to repay this debt on or before its December 31, 2003 maturity. To the extent our residual cash flows fall significantly short of projections, it would be more difficult for us to repay this subordinated debt when due. Our inability to obtain capital or financing to repay the subordinated debt when due would have a material adverse effect on our results of operations, financial condition and business prospects.

Our inability to realize cash proceeds in excess of the loan acquisition cost could adversely affect our financial position.

     The net cash proceeds received from loan sales consist of the premiums we receive on sales of loans in excess of the outstanding principal balance, plus the cash proceeds we receive from securitization, minus the discounts on loans that we have to sell for less than the outstanding principal balance. If we are unable to originate loans at a cost lower than the cash proceeds realized from loan sales, our results of operations, financial condition and business prospects could be materially adversely affected.

An interruption or reduction in the securitization and whole loan markets would hurt our financial position.

     We are dependent on the securitization market for the sale of our loans because we securitize loans directly and many of our whole loan buyers purchase our loans with the intention to securitize. The securitization market is dependent upon a number of factors, including general economic conditions, conditions in the securities market generally and conditions in the asset-backed securities market specifically. In addition, poor performance of our previously securitized loans could harm our access to the securitization market. Accordingly, a decline in the securitization market or a change in the market's demand for our loans could have a material adverse effect on our results of operations, financial condition and business prospects.

Our operations could be hurt by an economic slowdown or recession particularly if it results in a decline in the real estate market.

     The risks associated with our business are more acute during periods of economic slowdown or recession because these periods may be accompanied by decreased demand for consumer credit and declining real estate values.
Declining real estate values reduce the ability of borrowers to use home equity to support borrowings because they negatively affect loan-to-value ratios of the home equity collateral. In addition, because we make a substantial number of loans to credit-impaired borrowers, the actual rates of delinquencies, foreclosures and losses on these loans could be higher during economic slowdowns. Any sustained period of increased delinquencies, foreclosures or losses could adversely affect our ability to sell loans, the prices we receive for our loans, or the value of our residual interests in securitizations, which could have a material adverse effect on our results of operations, financial condition and business prospects.

Our business is dependent upon conditions in California where we conduct a significant amount of our business.

     For the six months ended June 30, 2001, approximately 44.0% of the mortgage loans we originated or purchased were secured by property in California. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster, such as an earthquake, in California could adversely affect the value of the mortgaged properties in California and increase the risk of delinquency, foreclosure, bankruptcy, or loss on mortgage loans in our portfolio. This would negatively affect our ability to purchase, originate and securitize mortgage loans, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

     California is currently experiencing an energy crisis. As a result, energy costs, including natural gas and electricity, may increase significantly in the future. There may also be limitations in the amount of energy resulting in power "blackouts" during short periods of time. Therefore, because our headquarters, a substantial number of our branch offices and some of the independent brokers in our wholesale network are based in California, our operations may be disrupted and operating expenses may increase in the future. Any such disruption or increase in expenses could be material and could adversely affect our loan originations, margins and our profitability. To date, we have not experienced material increases in our overall operating expenses. However, if the power outages associated with the energy crisis continue or become more severe, we could experience material disruptions or cost increases in the future, which could have a material adverse effect on our results of operations, financial condition and business prospects.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

     In the course of our business, we may foreclose and take title to residential properties, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation, and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Many of our competitors are larger and have greater financial resources than we do, which could make it difficult for us to compete successfully, and we could face new competitors.

     We face intense competition in the business of originating, purchasing and selling mortgage loans. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. In addition, certain government-sponsored entities, such as Fannie Mae and Freddie Mac, are beginning to purchase some categories of non-prime loans, which may cause new competitors to enter our market and reduce our profit margins.

     Certain large finance companies and conforming mortgage originators also originate non-prime mortgage loans to customers similar to the borrowers we serve. Competitors with lower costs of capital have a competitive advantage over us. In addition, establishing a wholesale lending operation such as ours requires a relatively small commitment of capital and human resources. This low barrier to entry permits new competitors to enter our markets quickly and compete with our wholesale lending business, which could have a material adverse effect on our results of operations, financial condition and business prospects.

Changes in the volume and cost of loans originated by our wholesale division may decrease our loan production and decrease our earnings.

     We depend primarily on independent mortgage brokers and, to a lesser extent, on correspondent lenders for the origination and purchase of our wholesale mortgage loans, which constitute the majority of our loan production. These independent mortgage brokers have relationships with multiple lenders and are not obligated by contract or otherwise to do business with us. We compete with these lenders for the independent brokers' business on pricing, service, loan fees, costs and other factors. Competition from other lenders and purchasers of mortgage loans could negatively impact the volume and pricing of our wholesale loans, which could have a material adverse effect on our results of operations, financial condition and business prospects.

A decline in the quality of servicing of the loans that we have recently transferred could lower the value of our residual interests and our ability to sell or securitize loans.

     We recently transferred our servicing portfolio to Ocwen Federal Bank FSB. There is a risk that the transfer of servicing to a third party could result in reduced collections and increases in delinquencies due to, among other things, borrower confusion, data integrity problems, system integration issues and poor customer service. A third party servicing agent may not have the incentive to manage the servicing process in our best interests. Poor servicing and collections could adversely affect the value of our residual interests and our ability to sell or securitize loans, which could have a material adverse effect on our results of operations, financial condition and business prospects.

We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which would hurt our earnings.

     When we sell loans, we are required to make customary representations and warranties about such loans to the loan purchaser. Our whole loan sale agreements require us to repurchase or substitute loans in the event we breach a representation or warranty given to the loan purchaser or make a misrepresentation during the mortgage loan origination process. In addition, we may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. Likewise, we are required to repurchase or substitute loans if we breach a representation or warranty in connection with our securitizations. The remedies available to a purchaser of mortgage loans are generally broader than those available to us against the originating broker or correspondent. Further, if a purchaser enforces its remedies against us, we may not be able to enforce the remedies we have against the sellers. The repurchased loans typically can only be financed at a steep discount to their repurchase price, if at all. They are also typically sold at a significant discount to the unpaid principal balance. Significant repurchase activity could negatively affect our cash flow and results of operations.

New legislation could restrict our ability to make mortgage loans, which could adversely impact our earnings.

     Several states and cities are considering or have passed laws, regulations or ordinances aimed at curbing predatory lending practices. The federal government is also considering legislative and regulatory proposals in this regard. In general, these proposals involve lowering the existing federal Homeownership and Equity Protection Act thresholds for defining a "high-cost" loan, and establishing enhanced protections and remedies for borrowers who receive such loans. However, many of these laws and rules extend beyond curbing predatory lending practices to restrict commonly accepted lending activities, including some of our activities. For example, some of these laws and rules prohibit any form of prepayment charge or severely restrict a borrower's ability to finance the points and fees charged in connection with his or her loan. Passage of these laws and rules could reduce our loan origination volume. In addition, for reputational reasons and because of the enhanced risk, many whole loan buyers elect not to purchase any loan labeled as a "high cost" loan under any local, state or federal law or regulation. Accordingly, these laws and rules could severely constrict the secondary market for a significant portion of our loan production. This would effectively preclude us from continuing to originate loans that fit within the newly defined thresholds and would have a material adverse effect on our results of operation, financial condition and business prospects.

A recent federal circuit court decision regarding the legality of yield spread premiums could increase litigation against us and other mortgage lenders.

     In June 2001, the Eleventh Circuit Court of Appeals issued a decision in Culpepper v. Irwin Mortgage Corp. in which the court revisited the legality of certain payments that lenders commonly make to mortgage brokers, often referred to as yield spread premiums, under the federal Real Estate Settlement Procedures Act. In 1999, the Department of Housing and Urban Development issued a policy statement taking the position that lender payments to mortgage brokers, including yield spread premiums, are not per se illegal. The Culpepper decision apparently treats a much wider category of these payments as illegal. We and other mortgage lenders now face inconsistent judicial decisions about such payments. If the Culpepper decision is not overturned or otherwise superseded by law or regulation, there could be a substantial increase in litigation regarding lender payments to brokers and potential costs defending these types of claims and in paying any judgments that might result. In July 2001, we were served with a yield spread premium class action based on this decision. The costs of a significant increase in litigation could have a material adverse effect on our results of operation, financial condition and business prospects.

Our charter and bylaws and Delaware law contain provisions that could discourage a takeover.

     Our amended and restated certificate of incorporation and our amended and restated bylaws include various provisions that could delay, defer or prevent a takeover attempt that may be in the best interest of our stockholders. These provisions include the existence of a classified board of directors, the ability of our board of directors to issue additional shares of our preferred stock up to 7,460,000 shares without any further stockholder approval and requirements that (i) our stockholders give advance notice with respect to certain proposals they may wish to present for a stockholder vote, (ii) our stockholders act only at annual or special meetings and (iii) two-thirds of all directors approve a change in the number of directors on our board of directors. Issuance of our preferred stock could also discourage bids for the common stock at a premium as well as create a depressive effect on the market price of our common stock. In addition, certain provisions in our 1998 transaction with U.S. Bancorp may discourage takeover attempts by third parties.

     We are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our charter and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

The concentrated ownership of our voting stock by a small group of our stockholders may have an adverse effect on your ability to influence the direction we will take.

     As of the date hereof, a small group of our stockholders, comprised of our management team and directors, U.S. Bancorp and Brookhaven Capital, beneficially owned an aggregate of approximately 81.2% of the total voting power of our voting stock. These stockholders, if they were to act in concert, would have majority control and would have the ability to control the approval of certain fundamental corporate transactions (including mergers, consolidations and sale of assets) and to elect all of the members of our board of directors, whether or not their actions are in the best interests of our other stockholders.

Various factors may cause the market price of our common stock to become volatile, which could adversely affect our ability to access the capital markets in the future.

     The market price of our common stock may experience fluctuations that are unrelated to our operating performance. In particular, the price of our common stock may be affected by general market price movements as well as developments specifically related to the consumer finance industry and the financial services sector. These could include, among other things, interest rate movements, quarterly variations or changes in financial estimates by securities analysts, or a significant reduction in the price of the stock of another participant in the consumer finance industry. This volatility may make it difficult for us to access the capital markets through secondary offerings of our common stock, regardless of our financial performance.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you by referring you to other documents filed with the SEC. The following documents which have been filed by us with the SEC pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, are incorporated by reference in this prospectus:

     . The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 2, 1997;

     .  Annual Report on Form 10-K for the year ended December 21, 2000; and

     . Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001.

     The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and may supersede this information. In addition, all documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act subsequent to the date of this prospectus and before the termination of the offering of the common stock offered hereby are incorporated herein by reference and will be a part hereof from the date of filing of such documents.

     You may obtain copies of all documents that are incorporated in this prospectus by reference (other than the exhibits to those documents that are specifically incorporated by reference herein) without charge by writing or calling Mr. Stergios Theologides, at New Century Financial Corporation, 18400 Von Karman, Suite 1000, Irvine, California 92612, telephone number (949) 440-7030.

     You should only rely on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operation and business prospects may have changed since that date.

                                   BUSINESS

General

     We are a leading nationwide specialty mortgage banking company that originates, purchases and sells residential mortgage loans secured primarily by first mortgages on single-family residences. We offer a broad array of mortgage products focused on the needs of borrowers who generally do not satisfy the credit, documentation or other underwriting standards prescribed by conventional mortgage lenders and loan buyers, such as Fannie Mae or Freddie Mac. We have been originating these types of loans since 1996 and believe we have developed a comprehensive and sophisticated process for credit evaluation and risk-based pricing that allows us to effectively manage the potentially higher risks associated with this segment of the mortgage industry.

     Our borrowers generally have considerable equity in the property securing their loan, but have impaired or limited credit profiles or higher debt-to-income ratios than traditional mortgage lenders allow. Our borrowers also include individuals who, due to self-employment or other circumstances, have difficulty verifying their income through conventional methods, and who prefer the prompt and personalized service we provide.

     We originate and purchase approximately 75% of our loans through our wholesale network of 7,200 independent mortgage brokers, and the remainder through our retail network of 66 branch offices located in 26 states and through our anyloan.com website. We are authorized to do business in all 50 states and regularly originate and purchase loans throughout the country. Wholesale originations and purchases occur through independent mortgage brokers who provide loans to the Wholesale Division of one of our subsidiaries, New Century Mortgage Corporation, as well as through its subsidiary, Worth Funding. Retail originations occur through New Century Mortgage's network of branch offices, through its Central Retail Division and from applicants directed to New Century Mortgage through another one of our subsidiaries, The Anyloan Company, including its anyloan.com website.

     Our loan sale strategy has historically included both securitizations and whole loan sales in order to achieve our goal of enhancing profits while managing cash flows. Our previous securitizations required us to make significant investments of cash at the time of securitization, and were not expected to generate significant cash flow to us for an extended period. In fiscal 2000, we transitioned our loan sales strategy to selling substantially all of our loans in a way so as to generate cash revenue and liquidity. Whole loan sale transactions enable us to generate current cash flow, protect against the potential volatility of the securitization market and reduce the risks inherent in retaining residual interests. In our most recent securitization, we employed a securitization structure that allowed us to achieve cash proceeds similar to those received through whole loan sales. We expect to continue to employ a combination of whole loan sales and cash flow positive securitizations in order to maximize our operating flexibility and to maintain multiple loan sales channels.

     Our principal executive offices are located at 18400 Von Karman, Suite 1000, Irvine, California 92612. Our telephone number is (949) 440-7030.

Industry Overview

     The residential mortgage market is the largest consumer finance market in the United States. Lenders in the United States originated over $1.02 trillion in single-family mortgage loans in 2000, and are expected to originate approximately $1.45 trillion in 2001. Generally, the industry is segmented by the size of the mortgage loans and credit characteristics of the borrowers. Mortgage loans that conform to the government-sponsored enterprise guidelines for both size and credit characteristics are called "conforming mortgages." All other mortgage loans are considered "non-conforming loans" because of the size of the loans (referred to as "jumbo mortgages") or the credit profiles of the borrowers (generally referred to as "Alt-A" and/or "sub-prime" mortgages). Historically, non-conforming mortgage loans have represented approximately 27% of total U.S. single-family mortgage originations. We believe this segment of the mortgage industry can provide higher risk-adjusted returns on investment than the traditional conforming mortgage loan market, provided the lender has a comprehensive and sophisticated process for credit evaluation, risk-based pricing, and diligent servicing.

     Prior to the latter part of 1998, lenders such as us, typically referred to as "sub-prime" lenders, routinely originated and securitized a substantial amount of their mortgage loans, which allowed them to recognize significant accounting gain on sale that exceeded the amount at which such loans could be sold for cash. The securitization structures employed at that time required significant allocations of capital and cash, resulted in significant delays in the receipt of cash flows from the retained residual interests and exposed lenders to earnings and book value volatility. These lenders were able to readily raise capital and obtain financing to support this business strategy and provide necessary cash flow. In late 1998, partly as a result of foreign economic problems and the financial crisis of Long Term Capital Management, our industry experienced a significant liquidity crisis resulting in substantially decreased available financing, fewer whole loan buyers who sought to securitize and, as a result, lower prices for whole loans. During these extreme market conditions, a number of lenders implemented reduced pricing and other non-economic strategies in an effort to stay in business. Many of our competitors failed during this time period as a result of their inability to sell or securitize their loans profitably and meet the payment demands on their financing facilities.

Recent Operational Highlights

     Starting in late 1998, the market for our loans and the availability of capital and financing to mortgage lenders in our industry declined dramatically. We also experienced significant changes in the general level of interest rates and other economic conditions that adversely affected our business. In response to these events, we implemented several strategic initiatives that have reduced our risk profile and significantly improved our recent operating performance and financial results. These initiatives have allowed us to achieve our goal of positive cash flow from operations for the last two consecutive quarters. The key initiatives include:

     . Transition of Loan Sales Strategy. As part of our strategy to improve cash flows, beginning in the first quarter of 2000, we transitioned from securitizing the majority of our loans to selling the majority of production for cash in whole loan sales and cash-flow positive securitizations. To that end, during the second quarter of 2001, we completed a securitization of $380 million of mortgage loans and issued a net interest margin security. The net cash proceeds from the two transactions resulted in cash proceeds in an amount similar to whole loan sales. This transition increased our cash revenues and reduced our need for additional capital or borrowings in order to fund operations. We plan to continue to focus our loan sales strategies in order to optimize cash revenues and liquidity.

     . Restructured and Reduced Debt. In March 2001, we restructured on nearly all of our residual financing, which eliminated our exposure to margin calls on that debt. In addition, during 2001, we repaid $57.2 million in residual financing and extended the maturity of our subordinated debt to December 31, 2003, which allowed us to more closely match our payment obligations with the projected cash flows from our residual interests.

     . Reduction of Loan Acquisition Costs. We reduced our loan acquisition costs to 2.37% of loan production for the quarter ended June 30, 2001 from 2.87% for the quarter ended June 30, 2000. Loan acquisition costs are the fees paid to wholesale brokers and correspondents, plus direct loan origination costs (including commissions and corporate overhead costs), less the sum of points and fees received from borrowers, divided by total production volume. We achieved this reduction in our loan acquisition costs through a combination of: (i) decreasing corporate overhead and commission expense; (ii) reducing marketing costs; (iii) consolidating operations; (iv) reducing premiums paid to wholesale brokers and correspondent lenders; (v) closing unprofitable branches;
       (vi) reducing our staff from 1,654 at June 30, 2000 to 1,405 at June 30, 2001; and (vii) increasing our loan origination volume.

     . Sale of Servicing Rights. In March 2001, we sold the servicing rights on $4.8 billion of our servicing portfolio to Ocwen Federal Bank FSB, one of the country's highest rated special servicers, for $19.7 million, which was comprised of 25 separate asset-backed securities. Ocwen also reimbursed us for our outstanding servicing advance receivables and assumed responsibility for all future servicing advance obligations on the purchased securities. We used the sale proceeds to: (i) repay the portion of our warehouse line of credit that was secured by servicing advances; (ii) repay the outstanding balance on our $22.5 million working capital line of credit with U.S. Bank; and (iii) increase our liquidity.

     . Improved Underwriting Controls. We have implemented a process designed to monitor and adjust our underwriting guidelines to originate loans that are widely accepted by loan buyers. We have also taken steps to further reduce documentation errors, better identify borrower misrepresentation and reduce early payment default with the goal of decreasing the number of loans we sell at a discount.

     . Management Reorganization. During the first quarter of 2001, we announced several senior management changes designed to improve accountability and increase the efficiency of our operations. Brad Morrice, our Vice Chairman and President, assumed the additional role of Chief Operating Officer and also became the sole Chairman and Chief Executive Officer of our subsidiary, New Century Mortgage. In addition, we promoted members of existing management to the newly-created positions of corporate Chief Credit Officer and Chief Administrative Officer.

Growth and Operating Strategies

     The following are our growth and operating strategies to increase earnings and improve cash flow:

     . Increase Loan Originations. We plan to pursue geographic expansion particularly into the Northeast and Mid-Atlantic areas of the country. Our wholesale division can expand quickly into new markets with limited investment in infrastructure. For retail expansion, we will continue our practice of reviewing demographic information about potential markets and opening branches in markets that we conclude can support a retail branch. We will continue to deploy new marketing and technology initiatives and expand our product line in an effort to increase our existing market penetration.

     . Emphasize Cash-Flow Positive Operations. We plan to continue to focus our secondary marketing on sales strategies that will optimize liquidity and cash flow. We also intend to sell retained servicing rights and utilize securitization structures that generate cash in excess of origination costs.

     . Increase Holding Period and Loan Pool Size. Increases in the amount of credit and equity capital available to us will allow us to hold more loans for a longer period of time prior to sale or securitization. We generally earn net interest income on loans held for sale as a result of the spread between the interest rate that we pay on our warehouse and aggregation lines and the interest rate we receive on our loans. As a result, if we modestly increase the number of days on average that we hold the loans prior to sale, we will realize an increase in the amount of interest income that we earn. In addition larger pools of loans sold generally command a higher premium.

     . Reduce Loans Sold at a Discount. We are devoting significant efforts to reduce the losses that result from loans we sell at a discount to par value. Loans are typically sold at a discount when (i) there are technical deficiencies in the loan documentation, (ii) the loans have characteristics that are outside the guidelines of whole loan buyers, or
       (iii) the borrower defaults on the first payment. In order to accomplish these objectives, we have appointed a corporate level Chief Credit Officer, improved the analytics used in evaluating discount loans and eliminated products resulting in disproportionately high levels of discount loans.

     . Further Reduce Loan Acquisition Costs. We continue to focus our efforts on reducing our loan acquisition costs by improving efficiencies and increasing loan original volume. In the second quarter of 2001, our loan acquisition cost was 2.37% of loan originations and our goal is to achieve a loan acquisition cost of 2.25% by the end of 2001 and 2.0% by the end of 2003.

     . Reduce Residual Financing.  As of June 30, 2001, we owed approximately
       $119.6 million in residual financing primarily to Salomon Smith Barney. We expect to reduce residual financing to below $100 million by year-end 2001 and fully repay all outstanding residual financing by no later than year-end 2002. Upon the full repayment of the residual financing, we will be able to retain all of the cash flow from the residual interest. This will reduce the interest expense that we incur and, as a result, enhance our operating results.

Strengths and Competitive Advantages

     We believe that we have several strengths and competitive advantages that will allow us to compete effectively in our business, including:

     . Management Experience and Depth. The members of our senior management team have on average over 17 years of experience in the consumer finance sector.

     . High Quality Customer Service. We strive to make the origination process easy for our borrowers and brokers by providing prompt responses, consistent and clear procedures and an emphasis on ease of use.

     . Strong Secondary Market Relationships. We have developed relationships with a variety of large institutional loan buyers, including Salomon Smith Barney, CSFB, Morgan Stanley and Deutsche Bank, who consistently bid on and buy large loan pools from us.

     . Advanced Technology for Credit Evaluation. The implementation of our proprietary credit grading and pricing engines has allowed us to produce a more consistent and predictable portfolio of loans.

     . Award-Winning Website.  Mortgage Technology Magazine awarded us its
       Website of the Year award in 2000 for our Wholesale Division's website. The site's features make the loan process easier for our brokers which in turn helps to solidify our relationships with them.

     . Significant Cash Flows from Residuals. Our residual interests provide significant cash flows that we expect will allow us to repay our long-term debt aggressively. Once the debt has been repaid, we expect that the continued cash flow from the residuals interests will provide significant growth and operating capital in the future.

Product Types

     We offer both fixed-rate and adjustable-rate loans, or ARMS. We also offer loans with an interest rate that is initially fixed for a period of time and that subsequently converts to an adjustable-rate. Most of the ARMS that we originate are offered at a low initial interest rate, sometimes referred to as a "start rate." At each interest rate adjustment date, we adjust the rate, subject to certain limitations on the amount of any single adjustment and a cap on the aggregate of all adjustments.

     Our borrowers generally fall into six risk classifications. In addition, our products are available at different interest rates and with different origination and application points and fees depending on the particular borrower's risk classification (see "BUSINESS--Underwriting Standards"). Borrowers may choose to increase or decrease their interest rate through the payment of different levels of origination fees. Many of our fixed-rate borrowers, in particular, choose to "buy down" their interest rate through the payment of additional origination fees. Our maximum loan amounts are generally $500,000 with a loan-to-value ratio of up to 80%. We do, however, offer larger loans with lower loan-to-value ratios on a case-by-case basis. We also offer products that permit a loan-to-value ratio of up to 95% for selected borrowers with a risk classification of "A+" or of up to 90% for selected borrowers with a risk classification of "A-." We have also introduced our "Prime Alternative" product (see "BUSINESS --Underwriting Standards") with unique grading designed to appeal to borrowers with higher credit quality.

     Loans originated or purchased by us during the first six months of 2001 had an average loan amount of approximately $130,000 and an average loan-to-value ratio of approximately 76%. If permitted by applicable law and agreed to by the borrower, our loans may also include a prepayment charge that is triggered by the loan's full or substantial prepayment early in the loan's term. Approximately 84% of the loans we originated or purchased during the first six months of 2001 included some form of prepayment provision.

Loan Originations and Purchases

     We originate and purchase loans through New Century Mortgage's Wholesale Division, Retail Branch Division, its subsidiary, Worth Funding and through our Central Retail Division. Our divisions originate and purchase loans as follows:

     . The Wholesale Division originates and purchases loans through a network of independent mortgage brokers and correspondents solicited by our account executives. These account executives provide on-site customer service to the broker to facilitate the funding of the loan.

     . Worth Funding originates and purchases loans by soliciting and servicing brokers through its centralized telemarketing approach, which operates from one central office where all decisions can be made promptly.

     . The Retail Branch Operations Division originates loans directly to the consumer through our 66 retail branch offices located in 26 states.

     . The Central Retail Division originates, processes and underwrites home mortgage loans nationwide. Loan officers fulfill customer requests from one central office. Leads are generated through radio, direct mail, telemarketing and our anyloan.com website.

     Characteristics of the loans we originated and purchased during the first six months of 2001 include:

     . 68.9% were to borrowers within our three highest credit grades even though our underwriting guidelines include six levels of credit risk classification;

     . 92.7% were secured by the primary residences of our borrowers;

     . the average loan-to-value, or LTV, ratio was 78.3%;

     . 98.5% were secured by first mortgages and the remainder were secured by second mortgages; and

     . 82.3% were refinances of existing loans, while the remaining 17.7% represented loans for a borrower's purchase of a residential property.

Wholesale and Worth Funding

     During the first six months of 2001, our wholesale originations and purchases totaled $1.9 billion, or 79.3% of our total loan production, including $151.2 million, or 6.3%, which originated through Worth Funding. As of June 30, 2001, the Wholesale Division operated through five regional operating centers located in Southern California, Northern California, Schaumburg, Illinois, Englewood, Colorado, and Tampa, Florida. The Wholesale Division also operated through 31 additional sales offices located in Alabama, California, Florida, Georgia, Idaho, Indiana, Louisiana, Massachusetts, Michigan, Minnesota, Missouri
(2), Nevada, New Jersey, New Mexico, Ohio (3), Oklahoma, Oregon, Rhode Island, Tennessee, Texas (2), Utah, Virginia, Washington (2), West Virginia and Wisconsin (2). As of June 30, 2001, the Wholesale Division employed 174 account executives.

     As of June 30, 2001, approximately 7,200 mortgage brokers were approved by us to submit loans. We originated loans through approximately 3,700 brokers during the first six months of 2001. During this period, our ten largest producing brokers originated 5.2% of our loans, with the largest broker accounting for 1.1% of the total production of the Wholesale Division.

     In wholesale originations, the broker's role is to identify the applicant, assist in completing the loan application form, gather necessary information and documents and serve as our liaison with the borrower through the lending process. We review and underwrite the application submitted by the broker, approve or deny the application, set the interest rate and other terms of the loan and, upon acceptance by the borrower and satisfaction of all conditions imposed by us, fund the loan. Because brokers conduct their own marketing and employ their own personnel to complete loan applications and maintain contact with borrowers, originating loans through the Wholesale Division allows us to increase our loan volume without incurring the higher marketing, labor and other overhead costs associated with increased retail originations.

     Mortgage brokers generally submit loan applications to an account executive in one of our sales offices. The sales office then forwards the application to the closest regional operating center where the loan is logged in for regulatory compliance purposes, underwritten and, in most cases, conditionally approved or denied within 24 hours of receipt. Because mortgage brokers generally submit individual loan files to several prospective lenders simultaneously, we attempt to respond to each application as quickly as possible. If approved, we issue a "conditional approval" to the broker with a list of specific conditions that have to be met (for example, credit verifications and independent third-party appraisals) and additional documents to be supplied prior to the funding of the loan. An account manager and the account executive who originated the loan work directly with the submitting mortgage broker to collect the requested information and to meet the underwriting conditions and other requirements. In most cases, we fund loans within 30 days following approval of the application.

     The Wholesale Division also purchases closed loans on an individual or "flow" basis from independent mortgage brokers and financial institutions. We review an application for approval from each lender that seeks to sell us a closed loan. We analyze the mortgage broker's underwriting guidelines and financial condition, including its licenses and financial statements. We require each mortgage broker to enter into a purchase and sale agreement with customary representations and warranties regarding the loans the mortgage broker will sell to us. These representations and warranties are comparable to those given by NC Capital to its loan purchasers.

     The following table sets forth selected information relating to loan originations through the Wholesale Division and Worth Funding during the periods shown:

                                                                           For the Three Months Ended
                                         -------------------------------------------------------------------------------------------
                                             March 31,      June 30,    September 30,    December 31,    March 31,      June 30,
                                              2000           2000           2000             2000          2001           2001
                                         -------------- -------------- --------------- --------------- -------------- --------------
Principal balance (in thousands).......     $709,480       $793,172      $766,680        $772,429        $807,953       $1,103,236
Average principal balance per loan
 (in thousands)........................     $    106       $    113      $    118        $    133        $    140       $      143
Combined weighted average initial
 loan-to-value ratio...................         78.8%          79.4%         78.1%           78.9%           78.4%            78.8%
Percent of first mortgage loans........         97.0           95.9          95.9            97.9            98.7             99.5
Property securing loans:
Owner occupied.........................         93.2           93.9          95.0            93.7            91.9             91.5
Non-owner occupied.....................          6.8            6.1           5.0             6.3             8.1              8.5
Weighted average interest rate:
Fixed-rate.............................         10.9           11.5          11.5            11.3            10.5              9.7
ARMs...................................         10.3           10.5          10.5            10.5             9.9              9.6
Margin--ARMs...........................          6.1            6.1           6.1             6.3             6.5              6.6

Retail Branch Operations Division and Central Retail Division


     During the first six months of 2001, the Retail Branch Operations Division originated $385.5 million in loans, or 16.0% of our total loan production. As of June 30, 2001, the Retail Branch Operations Division employed 255 retail loan officers. These employees were located in 66 sales offices in Arizona (3), California (18), Colorado, Florida (4), Georgia, Hawaii, Illinois (2), Kentucky, Louisiana, Massachusetts, Michigan, Minnesota (2), Missouri (2), Montana, Nevada
(2), New Jersey, New Mexico, Ohio (3), Oklahoma, Oregon (2), Pennsylvania (2), Tennessee, Texas (8), Utah, Virginia (2), and Washington (3).

     During the first six months of 2001, the Central Retail Division originated $113.8 million, or 4.7%, of our total loan production. As of June 30, 2001, the Central Retail Division employed 61 loan officers at its offices in Irvine, California.

     By creating a direct relationship with the borrower, retail lending provides a more sustainable loan origination franchise and greater control over the lending process. Loan origination fees contribute to profitability and cash flow and offset the higher costs of retail lending.

     The following table sets forth selected information relating to loan originations through the Retail Branch Operations Division and Central Retail Division during the periods shown:

                                                                             For the Three Months Ended
                                            ----------------------------------------------------------------------------------------
                                              March 31,     June 30,        September 30,    December 31,     March 31,   June 30,
                                                2000         2000               2000            2000            2001        2001
                                            ----------------------------------------------------------------------------------------
Principal balance (in thousands)..........    $246,981      $317,204          $284,084        $262,327        $218,580    $280,684
Average principal balance per loan (in
 thousands)...............................    $     90      $     88          $     87        $     96        $     95    $    104
Combined weighted average initial
 loan-to-value ratio......................        78.6%         78.6%             77.8%           77.1%           76.1%       78.2%
Percent of first mortgage loans...........        92.7          88.3              91.3            95.3            95.2        96.9
Property securing loans:
Owner occupied............................        94.1          94.8              96.2            96.1            96.3        96.5
Non-owner occupied........................         5.9           5.2               3.8             3.9             3.7         3.5
Weighted average interest rate:
Fixed-rate................................        10.6          10.7              11.0            10.8            10.8        10.6
ARMs......................................        10.0          10.1              10.4            10.5            10.1         9.6
Margin--ARMs..............................         6.1           6.2               6.2             6.4             6.4         6.5

Marketing

Wholesale Marketing

     The marketing strategy of the Wholesale Division of New Century Mortgage focuses on the sales efforts of its account executives, and on providing prompt, consistent service to brokers and their customers. These efforts are supplemented with the Wholesale Division's e-commerce website, direct mail and fax programs to brokers, advertisements in trade publications, in-house production of collateral sales material, seminar sponsorships, tradeshow attendance and periodic sales contests.

Worth Funding Marketing

     The marketing strategy of New Century Mortgage's subsidiary, Worth Funding, relies on direct broker solicitation, fax programs as well as convention and conference attendance.

Retail Branch Marketing

     The Retail Branch Operations Division of our subsidiary, New Century Mortgage, relies primarily on targeted direct mail and outbound telemarketing to attract borrowers. New Century Mortgage's direct mail programs are managed by a centralized staff who create a targeted mailing list for each branch market and oversee the completion of mailings by a third party mailing vendor. All calls or written inquiries from potential borrowers that result from the mailings are tracked centrally and then forwarded to each branch location and handled by branch loan officers. This division's website (www.newcenturymortgage.com) is used in the direct mail program to provide information to prospective borrowers and to allow them to complete an application online. Under the Central Telemarketing Program, the telemarketing staff solicits prospective borrowers, makes a preliminary evaluation of the applicant's credit and the value of the collateral property and refers qualified leads to loan officers in the retail branch closest to the customer.

Central Retail Marketing

     The Central Retail Division of our subsidiary, New Century Mortgage, engages in a variety of direct response advertising, such as purchased leads from aggregators, radio advertising, direct mail, search engine placement, banner ads, e-mail campaigns and links to related websites. The Central Retail Division also markets to the current customer base of New Century Mortgage through direct mail and outbound telemarketing. In addition, this division maintains a comprehensive database on all customers with whom it has had contact and markets to these potential customers in an effort to convert them to application.

Financing Loan Originations and Loans Held for Sale

     We require access to credit facilities in order to originate and purchase mortgage loans and to hold them pending their sale or securitization. In particular, we rely on a $300 million syndicated warehouse credit facility led by U.S. Bank and a $200 million warehouse and aggregation facility with CDC Mortgage Capital to fund our originations and purchases. We also rely on aggregation financing facilities totaling $900 million with Salomon Brothers Realty and Morgan Stanley Dean Witter Mortgage Capital to finance the loans pending their sale or securitization.

Underwriting Standards

     We originate or purchase our mortgage loans in accordance with the underwriting guidelines described below. The loans we originate or purchase generally do not satisfy conventional underwriting standards, such as those utilized by Fannie Mae or Freddie Mac. Therefore, our loans are likely to have higher delinquency and foreclosure rates than portfolios of mortgage loans underwritten to Fannie Mae and Freddie Mac standards.

     Our underwriting guidelines take into account the applicant's credit history and capacity to repay the proposed loan as well as the secured property's value and adequacy as collateral for the loan. Each applicant completes an application that includes information on the applicant's liabilities, income, credit history, employment history and personal information. Based on review of the loan application and other data from the applicant against the Underwriting Guidelines, we determine the loan terms, including the interest rate and maximum loan-to-value ratio.

     During the third quarter of 2000, we implemented an automated credit grading process designed to reduce errors in reading and interpreting credit reports and assigning the correct grade to individual loans. This process was completely integrated into our underwriting process during the fourth quarter of 2000.

Credit History

     Our underwriting guidelines require a credit report on each applicant from a credit reporting company. In evaluating an applicant's credit history, we utilize credit bureau risk scores, or a FICO score, which is a statistical ranking of likely future credit performance developed by Fair, Isaac & Company and the three national credit data repositories--Equifax, TransUnion and Experian.

Collateral Review

     All mortgaged properties are appraised by qualified independent appraisers prior to the loan's funding. The appraiser inspects and appraises the property and verifies that it is in acceptable condition. Following each appraisal, the appraiser prepares a report that includes a market value analysis based on recent sales of comparable homes in the area and, when deemed appropriate, replacement cost analysis based on the current cost of constructing a similar home. All appraisals are required to conform to the Uniform Standards of Professional Appraisal Practice adopted by the Appraisal Standards Board of the Appraisal Foundation and are generally on forms acceptable to Fannie Mae and Freddie Mac. Our underwriting guidelines require a review of the appraisal by one of our qualified employees or by a qualified review appraiser that we have retained. Our underwriting guidelines then require our underwriters to be satisfied that the value of the property being financed, as indicated by the appraisal, currently supports the outstanding loan balance.

Income Documentation

     Our underwriting guidelines include three levels of income documentation requirements, referred to as the "full documentation," "limited documentation" and "stated income documentation" programs. Under the full documentation program, applicants generally are required to submit two written forms of verification of stable income for at least twelve months. Under the limited documentation program, applicants are generally required to submit twelve consecutive monthly bank statements on their individual bank account. Under the stated income documentation program, an applicant may be qualified based upon monthly income as stated on the mortgage loan application if the applicant meets certain criteria. All of these documentation programs require that, with respect to salaried employees, the applicant's employment be verified by telephone. In the case of a purchase money loan, verification of the source of funds, if any, to be deposited by the applicant into escrow is required. Under each of these programs, we review the applicant's source of income, calculate the amount of income from sources indicated on the loan application or similar documentation, review the applicant's credit history, calculate the debt service-to-income ratio to determine the applicant's ability to repay the loan, review the type and use of the property being financed, and review the property. In determining the applicant's ability to repay the loan, our underwriters use a qualifying rate that is equal to the initial interest rate on the loan, in the case of other LIBOR-based loans.

Underwriting Requirements

     In general, the maximum loan amount for mortgage loans originated under the programs is $500,000. Our underwriting guidelines permit loans on one-to-four-family residential properties to have:

     . a loan-to-value ratio at origination of up to 95% with respect to non-conforming first liens;

     . a combined loan-to-value ratio at origination of up to 100% with respect to non-conforming second liens; and

     . a combined loan-to-value ratio at origination of up to 100% with respect to conforming second liens.

     The applicability of the above ratios depends on, among other things, the purpose of the mortgage loan, a borrower's credit history, the borrower's repayment ability and debt service-to-income ratio, and the type and use of the property. The loan-to-value of a mortgage loan that is secured by mortgaged properties acquired by a borrower under a "lease option purchase" is determined in one of two ways. If the "lease option price" was set less than twelve months prior to origination, the loan-to-value of the related mortgage loan is based on the lower of the appraised value at the time of origination of the mortgage loan or the sale price of the related mortgaged property. If the "lease option price" was set twelve months or more prior to origination, the loan-to-value of the related mortgage is based on the appraised value at the time of origination.

     Our underwriting guidelines for first lien mortgage loans have the following categories and criteria for grading the potential likelihood that an applicant will satisfy the repayment obligations of a mortgage loan:

                SUMMARY OF PRINCIPAL UNDERWRITING GUIDELINES/(1)/

                                 Prime Alternative                A+ Risk                 A- Risk
------------------------------------------------------------------------------------------------------------------------------------


Existing mortgage                 Maximum one 30-day         Maximum one 30-day            Maximum three 30-day
 history                          late payment within        late payment and no           late payments and no
                                  the last 12 months.        60-day late payments          60-day late payments
                                                             w/in last 12 mos.;            w/in last 12 mos.;
                                                             must have an LTV of           must have an LTV of
                                                             90% or less.                  90% or less.



Other credit                      FICO score of 650 or       4 accts w/30-day              Past/Present 30-day
                                  higher.                    late payments or              late payments and 4
                                                             FICO score of 620 or          accts w/60-day late
                                                             higher; no more than          payments and 2 accts
                                                             $500 in open                  w/90-day late
                                                             collection accounts           payments or FICO
                                                             or charge-offs open           score of 570 or
                                                             after funding.                higher; some prior
                                                             Past/Present 30-day           defaults acceptable;
                                                             late payments and 1           no more than $2,500
                                                             acct w/60 day late            in open collection
                                                             payment or FICO               accounts or
                                                             score of 590 or               charge-offs open
                                                             higher; no more than          after funding.
                                                             $1,000 in open
                                                             collection accounts
                                                             or charge-offs open
                                                             after funding.

Bankruptcy filings                Generally, no              Generally, no                 Generally, no
                                  Chapter 7 or 13            Chapter 7 or 13               Bankruptcy filings
                                  Bankruptcy discharge       Bankruptcy discharge          in last 2 years or
                                  in last 2 years or         in last 2 years or            Notice of Default
                                  Notice of Default in       Notice of Default             filings in last 3
                                  last 2 years.              filings in last 3             years.
                                                             years.



Debt service to                      up to 50%                 45% to 55%                    50% to 55%
 income Ratio

Maximum
 loan-to-value
 ratio:/(2)/

  Owner occupied:                       90%                        95%                           90%
  single family

  Owner occupied:                    Not applicable                 85%                          85%
  condo/three-
  to-four unit

  Non-owner                          Not applicable                 85%                          80%
  occupied

                        B Risk                   C Risk                   C- Risk
------------------------------------------------------------------------------------------------------------------------------------


Existing mortgage     Maximum one 60-day      Maximum one 90-day      Maximum of two
 history              late payment within     late payment within     90-day late payments
                      last 12 months; must    last 12 months; must    and one 120-day late
                      be less than 90 days    be less than 120        payment w/in last 12
                      late at funding.        days late at funding.   months; less than
                                                                      150 days late at
                                                                      funding.  No current
                                                                      Notice of Default.

Other credit          Significant prior       Significant defaults
                      defaults acceptable;    acceptable;
                      Generally, no more      collection accounts
                      than $5,000 in open     may remain open
                      collection accounts     after funding.
                      or charge-offs open
                      after funding; on a
                      case by case basis.











Bankruptcy filings    Generally, no           Generally, no           Generally, no
                      Bankruptcy discharge    Bankruptcy filings      Chapter 7 Bankruptcy
                      in last 18 months or    or Notice of Default    discharge in last 12
                      Notice of Default       filings in last 12      mos. or Chapter 13
                      filings in last 2       months.                 Bankruptcy filing
                      years.                                          allowed in last 12
                                                                      months and no
                                                                      current NOD in last
                                                                      12 months.

Debt service to            55% to 59%              55% to 59%              50% to 59%
 income Ratio

Maximum
 loan-to-value
 ratio:/(2)/

  Owner occupied:              80%                     75%                     70%
  single family

  Owner occupied:              75%                     70%                     65%
  condo/three-to-
  four unit

  Non-owner                    75%                     70%                     65%
  occupied

____________________

/(1)/ The letter grades applied to each risk classification reflect the Company's internal standards and do not necessarily correspond to the classifications used by other mortgage lenders.

/(2)/ The maximum LTV set forth in the table is for borrowers providing full documentation. The LTV is reduced 5% for stated income applications, if applicable. Additionally, if the borrower's FICO score meets or exceeds the risk category and debt ratio guidelines, consumer credit may be disregarded.

Prime Alternative Program


     We have introduced our "Prime Alternative Program" to attract higher quality "Alternative-A" types of borrowers. We assess the borrower's mortgage repayment history, any incidents of bankruptcy, mortgage default, or major derogatory credit, and call for a minimum FICO score of 650, which is substantially higher than our "core" product requirements. This program is restricted to owner-occupied properties; single unit, two unit, or detached PUD's, with highly conforming property characteristics. We have limitations on loan amount, loan-to-value ratio, income documentation type, and the amount of "cash out" allowed on refinances. We assign a unique 4-level grade classification based on the FICO score range for the primary borrower.

Mortgage Credit Only Program

     In addition to the five risk grade categories described above, New Century Mortgage also has a Mortgage Credit Only program. This program uses the applicant's mortgage payment history as the primary factor in qualifying the applicant's ability to repay the loan. The Mortgage Credit Only program allows no more than three 30-day late payments and no 60-day late payments within the last 12 months on an existing mortgage loan and must be current at funding. An existing mortgage loan is not required to be current at the time the application is submitted. Derogatory credit report items are allowed as to non-mortgage credit. In order to qualify for a Mortgage Credit Only loan:

     . The borrower is not a participant in our Stated Income Documentation program;

     . No bankruptcy or notice of default filings have occurred during the preceding two years, unless the borrower's bankruptcy has been discharged during the past two years and the borrower has re-established a credit history that otherwise complies with the credit parameters set forth above; and

     . The mortgaged property is in at least average condition. A maximum loan-to-value of 85% is permitted for a mortgage loan on a single-family owner-occupied property. A maximum loan-to-value of 80% is permitted for a mortgage loan on a non-owner occupied property, second home, owner-occupied condominium, or two- to four-family residential property. The debt service-to-income ratio is generally limited to a maximum of 55%.

Home Saver Program

     We have established a sub-category of our C- credit grade for borrowers faced with at least one of the following credit scenarios: (i) the borrower has an existing mortgage currently in foreclosure; (ii) the borrower is subject to a notice of default filing; or (iii) the borrower has had a serious mortgage delinquency for more than one 120 day period in the last 12 months or is more than 90 days late at the time of funding. This sub-category is known as our Home Saver Program. The Home Saver Program is available only to Full Documentation borrowers and permits a maximum loan-to-value of 65% and a maximum debt service-to-income ratio of 55%. The maximum loan is $300,000 and all derogatory credit report items must either be brought current or paid through the loan proceeds. A maximum of 3% of the loan proceeds may be paid to the borrower in cash. If the borrower is in an open Chapter 13 or Chapter 11 bankruptcy, the bankruptcy must be discharged through the proceeds of the loan. For the six months ended June 30, 2001, Home Saver loans accounted for 2.3% of total loan originations and purchases.

Exceptions

     The categories and criteria described in our underwriting guideline table above are guidelines only. On a case-by-case basis, we may determine that an applicant warrants a loan-to-value exception, a debt service-to-income ratio exception, or another exception. We may allow such an exception if the application reflects certain compensating factors such as low LTV, a maximum of one 30-day late payment on all mortgage loans during the last 12 months, and stable employment or ownership of current residence. We may also allow an exception if the applicant places a down payment through escrow of at least 20% of the purchase price of the mortgaged property or if the new loan reduces the applicant's monthly aggregate mortgage payment by 25% or more. Loans containing at least one exception declined to 28.2% in the second quarter of 2001 from 36.6% in the second quarter of 2000. Our automated credit grading system aids in identifying and managing underwriting exceptions. Certain of our loan programs and risk grade classifications limit the approval of exceptions to higher loan approval authority levels.

     We evaluate our underwriting guidelines on an ongoing basis and periodically modify them to reflect our current assessment of various underwriting issues. We also maintain separate underwriting guidelines appropriate to our non-conforming second lien mortgage loans and adopt new underwriting guidelines appropriate to new loan products we offer.

Loan Production by Borrower Risk Classification

     The following table sets forth information concerning the characteristics of our fixed-rate and adjustable-rate loan production by borrower risk classification for the periods shown:

                                                          For the Quarters Ended
                              ----------------------------------------------------------------------------------

                                    March 31,   June 30,     September 30,   December 31,  March 31,  June 30,
                                      2000       2000            2000           2000        2001       2001
                             --------------- -------------- -------------  ------------- ---------- ------------
Prime Alternative Risk Grade:
Percent of total purchases and
 originations..................       0.9%       6.9%            5.9%           4.5%        1.9%       3.1%
Combined weighted average
 initial loan-to-value ratio..       86.3       84.9            83.6           85.2        80.0       79.9
Weighted average interest
 rate:
 Fixed-rate...................       10.7       10.7            10.5           10.6         9.7        9.9
 ARMs.........................        9.3        9.7             9.6            9.4         8.9        8.7
 Margin--ARMs.................        5.3        5.0             4.9            5.0         5.3        5.9
A+ Risk Grade:
Percent of total purchases
 and originations.............       31.8%      32.7%           31.5%          34.8%       39.2%      44.0%
Combined weighted average
 initial loan-to-value ratio..       82.5       82.8            81.5           82.5        81.1       81.4
Weighted average interest
 rate:
 Fixed-rate...................       10.4       10.8            10.8           10.7        10.3        9.6
 ARMs.........................        9.8       10.0            10.0           10.2         9.5        9.2
 Margin--ARMs.................        5.8        5.8             5.8            6.0         6.2        6.3
A- Risk Grade:
Percent of total purchases
 and originations.............       30.9%      27.3%           27.6%          29.0%       26.9%      22.6%
Combined weighted average
 initial loan-to-value ratio..       80.5       80.2            79.3           78.5        78.1       78.5
Weighted average interest rate
 Fixed-rate...................       10.4       10.8            11.0           10.9        10.6       10.1
 ARMs.........................       10.0       10.2            10.2           10.3         9.8        9.5
 Margin--ARMs.................        6.2        6.2             6.2            6.4         6.6        6.6
B Risk Grade:
Percent of total purchases
 and originations.............       22.5%      20.7%           21.9%          20.1%       21.9%      21.8%
Combined weighted average
 initial loan-to-value ratio..       76.6       76.5            75.4           75.3        75.8       77.1
Weighted average interest
 rate:
 Fixed-rate...................       10.9       11.3            11.3           11.2        10.9       10.4
 ARMs.........................       10.3       10.5            10.6           10.7        10.1        9.8
 Margin--ARMs.................        6.3        6.4             6.4            6.6         6.8        6.8
C Risk Grade:
Percent of total purchases
 and originations.............        9.4%       8.1%            7.9%           7.4%        6.5%       5.9%
Combined weighted average
 initial loan-to-value ratio..       71.9       71.3            71.8           71.9        71.5       71.3
Weighted average interest
 rate:
 Fixed-rate...................       11.8       12.8            12.5           12.3        12.3       11.5
 ARMs.........................       11.3       11.6            11.7           11.6        11.2       10.8
 Margin--ARMs.................        6.6        6.7             6.7            6.9         7.0        7.1
C- Risk Grade:


                                                          For the Quarters Ended
                              ----------------------------------------------------------------------------------

                                    March 31,   June 30,     September 30,   December 31,  March 31,  June 30,
                                      2000       2000            2000           2000        2001       2001
                             --------------- -------------- -------------  ------------- ---------- ------------

Percent of total purchases
 and originations.............        4.5%       4.3%            5.2%           4.2%        3.6%       2.6%
Combined weighted average
 initial loan-to-value ratio..       64.5       64.6            63.8           64.1        64.0       61.4
Weighted average interest
 rate:
 Fixed-rate...................       13.0       13.4            13.4           13.1        12.8       12.8
 ARMs.........................       12.6       13.1            12.9           12.7        12.4       12.1
 Margin--ARMs.................        6.7        6.7             6.7            6.9         7.1        7.2

Geographic Distribution

     The following table sets forth aggregate dollar amounts (in thousands) and the percentage of all loans we originated or purchased by state for the periods shown:

                                                          For the Quarters Ended
                              ---------------------------------------------------------------------------------
                                         September 30,       December 31,          March 31,           June 30,
                                             2000                2000                2001                2001
                              --------------------------------------------------------------------------------
                                  $          %         $         %         $         %         $         %
                              ---------   ------  ---------  -------  ---------   ------- --------- ----------
California..................  $  414,639   39.5%  $  423,712   40.9%  $  446,880   43.5%  $  613,953   44.4%
Texas.......................      75,219    7.2%      69,081    6.7%      57,979    5.6%      69,379    5.0
Florida.....................      59,305    5.6%      57,895    5.6%      59,743    5.8%      73,877    5.3
Illinois....................      55,864    5.3%      49,271    4.8%      58,690    5.7%      71,378    5.2
Michigan....................      39,986    3.8%      36,624    3.5%      46,486    4.5%      67,328    4.9
Massachusetts...............      30,003    2.8%      44,437    4.3%      39,577    3.9%      52,055    3.8
Colorado....................      37,972    3.6%      41,113    4.0%      39,476    3.8%      46,560    3.4
Minnesota...................      31,388    3.0%      25,396    2.5%      22,414    2.2%      23,013    1.7
Washington..................      27,806    2.6%      22,813    2.2%      14,277    1.4%      32,355    2.3
Arizona.....................      29,787    2.8%      24,370    2.4%      24,353    2.4%      21,607    1.6
Other.......................     248,795   23.8%     240,044   23.1%     216,658   21.2%     312,414   22.4
                              ----------  ------  ---------- -------  ----------  ------  ---------- -------
Total.......................  $1,050,764  100.0%  $1,034,756  100.0%  $1,026,533  100.0%  $1,383,919  100.0%
                              =========== ======  ========== =======  ==========  ======  ========== =======

     Our loan production in California increased noticeably from the third quarter of 2000 to the second quarter of 2001 due primarily to the consolidation of our production units on the East Coast, the curtailment of unprofitable products in several other states and an increase in our presence on the West Coast.

Loan Sales and Securitizations

     Our subsidiary, NC Capital Corporation, performs our secondary marketing functions. First, NC Capital buys loans from New Century Mortgage within a week or two after origination, paying a price that approximates the loans' secondary market value. NC Capital then sells the loans through both securitizations and bulk whole loan sales to institutional purchasers. NC Capital is responsible for determining when and through which channel to sell the loans, and bears the risks of market fluctuations in the period between purchase and sale.

Whole Loan Sales

     During the first six months of 2001, whole loan sales accounted for $1.8 billion, or 82.9%, of our total loan sales. Of this amount, 56.5% were sold servicing-retained and 43.5% were sold servicing-released. In the servicing-retained sales, we agreed to service the loans for a fee of 0.50% per year of the outstanding principal balance of the loans. The weighted average sales price of our premium whole loan sales during the first six months of 2001 was equal to 103.92% of the original principal balance of the loans sold, including premiums paid by investors for servicing rights.

     We seek to maximize our premium on whole loan sale revenue by closely monitoring the requirements of institutional purchasers and focusing on originating or purchasing the types of loans that meet those requirements and for which institutional purchasers tend to pay higher premiums. During the six month period ended June 30,

2001, we sold $606.8 million in loans to Credit Suisse First Boston Mortgage Capital LLC and $421.9 million in loans to Morgan Stanley Dean Witter Mortgage Capital Inc., which represented 46.6% and 19.0%, respectively, of total loans sold.

     Whole loan sales are made on a non-recourse basis pursuant to a purchase agreement in which we give customary representations and warranties regarding the loan characteristics and the origination process. Therefore, we may be required to repurchase or substitute loans in the event of a breach of these representations and warranties. In addition, we generally commit to repurchase or substitute a loan if a payment default occurs within the initial months following the date the loan is funded, unless we make other arrangements with the purchaser.

Securitizations

     In a securitization, we sell a pool of loans to a trust for a cash purchase price and a certificate evidencing our residual interest ownership in the trust. The trust raises the cash portion of the purchase price by selling senior certificates representing senior interests in the loans in the trust. Following the securitization, purchasers of senior certificates receive the principal collected, including prepayments, on the loans in the trust. In addition, they receive a portion of the interest on the loans in the trust equal to the specified "investor pass-through interest rate" on the principal balance. We receive the cash flows from the residual interests, after payment of servicing fees, guarantor fees and other trust expenses, and provided the specified over-collateralization requirements are met.

     During the second quarter of 2001, we completed a securitization of $380 million of mortgage loans (the New Century Home Equity Loan Trust, Series 2001-
NC1). Following the securitization, we issued a net interest margin security. The net cash proceeds from the two transactions yielded cash proceeds to us comparable to cash proceeds we receive through whole loan sales. Credit enhancement for the securitization was provided through a fully-funded over-collateralization account of 0.75%. The securitization closed in May and the net interest margin portion closed in June. Approximately 86% of the mortgage loans in the pool were covered by a lender paid private mortgage insurance policy for the excess of the LTV over 60%.

     The following are the material assumptions used to record gain on sale for the New Century Home Equity Loan Trust, Series 2001-NC1:

                                                               2-Year         3-Year                      Combined
                                                                ARM            ARM           Fixed          Pool
                                                             --------       --------       --------      ----------
% of Pool................................................      78.20%          6.30%         15.50%        100.00%
Weighted Average Life (in years).........................       2.55           2.90           3.64           2.74
Static Pool Losses.......................................       2.68%          2.26%          2.60%          2.64%
Prepayment Penalty Coverage
  1 year.................................................       4.20%          4.11%          0.90%          3.69%
  2 years................................................      74.70           2.51           2.66          58.99
  3 years................................................       6.61          61.52           6.65          10.07
  4 years................................................       0.05          14.90           0.89           1.11
  5 years................................................       0.76           1.43          53.97           9.06
                                                               -----          -----          -----          -----
  Total..................................................      86.32%         84.48%         65.08%         82.91%
                                                               =====          =====          =====          =====

     A summary of gain on sale and cash flow from the New Century Home Equity Loan Trust, Series 2001-NC1 is presented below:

Gain on Sale Summary:
   Loans (thousands)............................................................     $380,242
   NIM Bonds....................................................................         4.08%
   Residual.....................................................................         0.97
   Less: Transaction and Other Costs............................................        (1.30)
   Less: O/C Accounts...........................................................        (0.75)
                                                                                     --------
       Subtotal.................................................................         3.00
   Interest-Only Certificate....................................................         1.43
   Servicing Rights.............................................................         0.48
                                                                                     --------
       Net Gain on Sale Recorded................................................         4.91%
                                                                                     ========

Cash Flow From:
   NIM Bonds....................................................................         4.08%
   Interest-Only Certificate....................................................         1.43
   Servicing Rights.............................................................         0.48
   Less: Transaction and Other Costs............................................        (1.30)
   Less: O/C Accounts...........................................................        (0.75)
                                                                                     --------
       Net Cash Flow At Closing.................................................         3.94%
                                                                                     ========

Loan Servicing and Delinquencies

Servicing

     Loan servicing includes collecting and remitting loan payments, making required advances, accounting for principal and interest, holding escrow or impound funds for payment of taxes and insurance and, if applicable, contacting delinquent borrowers and supervising foreclosures and property dispositions in the event of unremedied defaults.

     As of June 30, 2001, our servicing portfolio consisted of 9,619 loans with an aggregate principal balance of approximately $1.3 billion, of which 4,290 loans with an aggregate principal balance of $586.1 million were held for sale and serviced on an interim basis, and 5,329 loans with an aggregate principal balance of $753.2 million were serviced on behalf of the whole loan purchasers thereof.

     In March 2001, we sold the servicing rights on approximately $4.8 billion of our servicing portfolio to Ocwen Federal Bank FSB for $19.7 million. The initial transfer of $242.1 million of our servicing portfolio to Ocwen was completed in June 2001, and the balance is scheduled to be completed by August 1, 2001. As part of the transaction, we also agreed to sell Ocwen servicing rights with respect to up to $3 billion in mortgage loans between

March 2001 and December 31, 2002 at a price to be determined based on the characteristics of those servicing rights. Pursuant to this agreement, as of June 30, 2001, we have sold servicing rights on an aggregate of $1.2 billion of mortgage loans to Ocwen. Concurrent with the completion of the transfer of our servicing portfolio to Ocwen, we intend to reduce our staffing by approximately 140 employees.

     Starting in August 2001, Ocwen Federal Bank FSB will sub-service all of our newly originated loans and loans that we have repurchased from buyers. Ocwen will also service some loans we sell to purchasers on an interim basis following the sale. According to Ocwen's Form 10-K for the year ended December 31, 2000, Ocwen's servicing portfolio at December 31, 2000 was approximately $10.8 billion in loans.

     Ocwen is one of the country's highest-rated specialty servicers and has a strong capital position. Mortgage loan servicing operations are typically highly capital intensive, and cost efficiencies are gained through economies of scale. For securitized loans, the servicer is required to advance to the trust the scheduled principal and interest payments for delinquent borrowers and are reimbursed for those advances from future collections. We have been able to eliminate this working capital requirement as a result of our transaction with Ocwen and by utilizing Ocwen as a sub-servicer for all of our servicing needs. The elimination of servicing advance obligations and the closing of our servicing operations will allow us to re-deploy the capital required to support servicing operations to support the growth of loan originations.

Delinquencies and Foreclosures

     The loans we originate or purchase are secured by mortgages, deeds of trust, security deeds or deeds to secure debt, depending upon the prevailing practice in the state in which the property securing the loan is located. Depending on local law, foreclosure is effected by judicial action or non-judicial sale, and is subject to various notice and filing requirements. In general, the borrower, or any person having a junior encumbrance on the real estate, may cure a monetary default by paying the entire amount in arrears plus other designated costs and expenses incurred in enforcing the obligation during a statutorily prescribed reinstatement period. Generally, state law controls the amount of foreclosure expenses and costs, including attorney's fees, which may be recovered by a lender. After the reinstatement period has expired without the default having been cured, the borrower or junior lien-holder no longer has the right to reinstate the loan and may be required to pay the loan in full to prevent the scheduled foreclosure sale. Where a loan has not yet been sold or securitized, we will generally allow a borrower to reinstate the loan up to the date of foreclosure sale.

     Although foreclosure sales are typically public sales, third-party purchasers rarely bid in excess of the lender's lien because of the difficulty of determining the exact status of title to the property, the possible deterioration of the property during the foreclosure proceedings and a requirement that the purchaser pay for the property in cash or by cashier's check. Thus, the foreclosing lender often purchases the property from the trustee or referee for an amount equal to the sum of the principal amount outstanding under the loan, accrued and unpaid interest and the expenses of foreclosure. Depending on market conditions, the ultimate proceeds of the sale may not equal the lender's investment in the property.

Delinquency Reporting

     In February 1996, we began receiving applications for mortgage loans under our regular lending program. During 1996, we sold all of our loans on a whole loan, servicing-released basis. We began selling loans through securitizations in 1997. In connection with these securitizations, we established reporting systems to track historical delinquency, bankruptcy, foreclosure and default experience for the loans included in our securitizations as well as our total portfolio of loans. Current delinquency and loss information is not necessarily representative of future delinquencies and losses.

     The following table provides information for the loans securitized in 1997 through 2001 that are delinquent over 60 days (dollars in thousands) expressed as a percentage of the current balance of the mortgage loans as of June 30, 2001:

                                                                                       Delinquency Rate
                                                                  ----------------------------------------------------------
                                Original     Current      Orig.                                                   Combined
Risk Grade                      Balance      Balance      LTV       1997      1998      1999     2000     2001      Pools
----------                    -----------  ----------   --------  --------   -------   -------  -------  ------   ----------
Prime Alternative...........  $   12,675   $   12,126     79.8%       --%       --%       --%    2.55%      --%       0.55%
A+..........................   2,827,774    1,358,389     78.2      4.77      8.33      6.33     5.95       --        5.89
A-..........................   2,610,214    1,251,155     77.5     10.04     10.40      8.29     8.83       --        8.31
B...........................   1,528,468      744,985     74.5     12.53     13.24     12.78    12.54     0.53       11.28
C...........................     897,744      385,487     70.4     21.61     21.42     17.42    19.51     1.54       18.04
C-..........................     402,502      140,509     63.8     22.95     21.78     30.21    28.49        0       25.40
                              ----------   ----------
Total.......................  $8,279,477   $3,892,651     75.8%    10.61%    11.65%    10.01%   11.37%    0.20%       9.59%
                              ==========   ==========

     The above table indicates that, as anticipated, we are experiencing higher rates of delinquency on lower credit grade loans. In addition, we have repurchased loans from our first three 1997 and one of our 1998 securitizations. The agreements governing the securitizations permit these repurchases, but only to the extent the loans being repurchased are more than 90 days delinquent. We elected to make these repurchases in order to avoid disruption of cash flow from the 1997-NCl, NC2 and NC3 and 1998-NC5 trusts and to provide us with maximum flexibility in resolving problem loans.

     In order to provide additional flexibility in trying to maximize recovery on our delinquent loans and loans in foreclosure, our aggregation financing arrangements with Salomon and Morgan Stanley permit financing of a limited number of delinquent loans and loans in foreclosure at a reduced financing rate based on the value of the underlying property. In addition, Salomon permits financing of real property owned by us upon foreclosure on delinquent loans. This facility provides us with additional flexibility in disposing of those properties for the highest possible price.

Insurance Agency

     During 2000, we established an affiliated insurance agency, NC Insurance Services, in order to be able to offer certain insurance products to our customers. The revenues received by NC Insurance Services during the first six months of 2001 were $907,000. The vast majority of these revenues were from commissions earned by placing hazard and flood collateral protection insurance. NC Insurance Services is also beginning to offer Accidental Death and Dismemberment coverage to our customers and is evaluating a variety of other insurance products that might be of interest to those customers.

     Upon the transfer of our servicing rights to Ocwen, we will no longer have the ability to offer insurance products to the mortgagors on our securitized loans. However, we plan to continue to offer insurance products from time to time to the borrowers on our loans held for sale. We may also begin offering credit insurance products to borrowers at origination, although we do not intend to offer any single premium insurance products.

Interest Rate Risk Management Strategies

     We try to mitigate interest rate risks by utilizing a variety of strategies. For instance, we do not lock the interest rate that will be charged to our borrowers until the loan is funded. This allows us to reprice our pipeline of approved loans if significant increases in interest rates occur. We may use forward committed sales with a calculated price to protect us from price changes due to interest rate increases. If we do not have a forward loan sale commitment in place, we may elect to use various instruments, including swaps, options, futures contracts and other derivative instruments to mitigate this interest rate risk. In addition, in order to protect us against the adverse effects resulting from interest rate increases on our adjustable-rate mortgage loans, we forecast future interest rates utilizing the LIBOR forward curve in the valuation of our residual assets. We may purchase an interest rate cap contract, with a notional balance that reduces in a corresponding amount as the estimated reduction in the mortgage loans underlying the residual interests, and with monthly interest rate strike prices that change at the same rate and direction as the LIBOR forward curve. In months where the actual LIBOR rate is greater than the strike rate on the interest rate cap contract, the counterparty to the interest rate cap contract is required to pay to us the difference in interest rates multiplied by the notional balance for the contract as set forth in agreement. The cash flow received by us corresponds to the reduction in cash flow realized by the residual interests as a result of the interest rate increase.

Competition

     We continue to face intense competition in the business of originating, purchasing and selling mortgage loans. Our competitors include other consumer finance companies, mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and insurance finance companies. Most notably, in the past two or three years, some large, diversified financial corporations have purchased several of our competitors. Other large financial institutions have gradually expanded their "non-prime" or "sub-prime" lending capabilities. Many of these companies have greater access to capital at a cost lower than our cost of capital under our warehouse, aggregation and residual financing facilities. In addition, many of these competitors have considerably greater technical and marketing resources than we have.

     At the same time, the two large government-sponsored secondary market purchasers of loans, Fannie Mae and Freddie Mac, have begun purchasing some non-prime loans. This has the potential of increasing competition as lenders without prior non-prime origination expertise begin originating non-prime loans to Fannie Mae's and Freddie Mac's guidelines using their automated tools.

     Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. Additional competition may lower the rates we can charge borrowers, thereby potentially lowering gain on future loan sales and securitizations. Our results of operations, financial condition and business prospects could be materially adversely affected to the extent any of our competitors significantly expands its activities in our markets. Fluctuations in interest rates and general economic conditions may also affect our competitive position. During periods of rising rates, competitors that have locked in low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit our customers to refinance their loans.

     We believe that one of our key competitive strengths is our employees, with their strong commitment to customer service and their team-oriented approach.
In addition to the strength of our work force, we believe that our competitive strengths include:

     .  providing a high level of service to brokers and their customers;

     . offering competitive loan programs for borrowers whose needs are not met by conventional mortgage lenders;

     .  our high-volume targeted direct mail marketing program; and

     . our performance-based compensation structure which allows us to attract, retain and motivate qualified personnel.

Regulation

     The mortgage lending industry is a highly regulated industry. Our business is subject to extensive and complex rules and regulations of, and examinations by, various state and federal government authorities. These regulations impose obligations and restrictions on our loan origination, loan purchase and servicing activities. In addition, these regulations may limit the interest rates, finance charges and other fees that we may assess, mandate extensive disclosure to our customers, prohibit discrimination and impose multiple qualification and licensing obligations on us. Failure to comply with these requirements may result in, among other things, loss of approved licensing status, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits, administrative enforcement actions and civil and criminal liability. Our management believes that we are in compliance with these rules and regulations in all material respects.

     Our loan origination and loan purchase activities are subject to the laws and regulations in each of the states in which those activities are conducted. For example, state usury laws limit the interest rates we can charge on our loans. As of June 30, 2001, we were licensed or exempt from licensing requirements by the relevant state banking or consumer credit agencies to originate first mortgages in all 50 states and the District of Columbia and second mortgages in 48 states and the District of Columbia. Our lending activities are also subject to various federal laws, including the Truth in Lending Act, or TILA, the Homeownership and Equity Protection Act of 1994, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act, and their implementing regulations.

     We are subject to certain disclosure requirements under TILA and Regulation Z promulgated under TILA. TILA is designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loan and credit transactions. TILA gives consumers, among other things, a three-business day right to rescind certain refinance loan transactions that we originate.

     The Homeownership and Equity Protection Act of 1994, or the High Cost Mortgage Act, amends TILA. The High Cost Mortgage Act generally applies to consumer credit transactions secured by the consumer's principal residence, other than residential mortgage transactions, reverse mortgage transactions or transactions under an open end credit plan, in which the loan has either (i) total points and fees upon origination in excess of the greater of eight percent of the loan amount or $465, or (ii) an annual percentage rate of more than ten percentage points higher than United States Treasury securities of comparable maturity. These loans are known as Covered Loans. The High Cost Mortgage Act imposes additional disclosure requirements on lenders originating Covered Loans. In addition, it prohibits lenders from, among other things, originating Covered Loans that are underwritten solely on the basis of the borrower's home equity without regard to the borrower's ability to repay the loan. The High Cost Mortgage Act also prohibits prepayment fee clauses in Covered Loans to borrowers with a debt-to-income ratio in excess of 50% or Covered Loans used to refinance existing loans originated by the same lender. In addition, the High Cost Mortgage Act restricts, among other things, certain balloon payments and negative amortization features. We commenced originating and purchasing Covered Loans during 1997 and stopped originating and purchasing them in the second quarter of 2000.

     We are also required to comply with the Equal Credit Opportunity Act of 1974, as amended, and Regulation B promulgated thereunder, the Fair Credit Reporting Act, as amended, the Real Estate Settlement Procedures Act of 1974, as amended, and Regulation X promulgated thereunder, and the Home Mortgage Disclosure Act of 1975, as amended. The Equal Credit Opportunity Act prohibits creditors from discriminating against applicants on the basis of race, color, sex, age, religion, national origin or marital status if all or part of the applicant's income is derived from a publicly assisted program or if the applicant has in good faith exercised any right under the Consumer Credit Protection Act. Regulation B restricts creditors from requesting certain types of information from loan applicants. The Fair Credit Reporting Act, as amended, requires lenders, among other things, to supply an applicant with certain information if the lender denied the applicant credit. The Real Estate Settlement Procedures Act mandates certain disclosures concerning settlement fees and charges and mortgage servicing transfer practices. It also prohibits the payment or receipt of kickbacks or referral fees in connection with the performance of settlement services. In addition, we are required to file an annual report with the Department of Housing and Urban Development pursuant to the Home Mortgage Disclosure Act, which requires the collection and reporting of statistical data concerning mortgage loan transactions.

     In the course of our business, we may acquire properties securing loans that are in default. There is a risk that hazardous or toxic waste could be found on such properties. If this occurs, we could be held responsible for the cost of cleaning up or removing this hazardous waste. This cost could exceed the value of the underlying properties.

Regulatory Developments

     During 2000 and the first half of 2001, federal and state legislative and regulatory developments regarding consumer privacy and predatory lending could have a significant impact on our future business activities. The federal Gramm-Leach-Bliley financial reform legislation imposes additional privacy obligations on us with respect to our applicants and borrowers. We adopted a new privacy policy and adopted controls and procedures in order to comply with the law when it took effect on July 1, 2001. In addition, several states are considering even more stringent privacy legislation. If passed, a variety of inconsistent state privacy legislation could substantially increase our compliance costs.

     Several federal, state and local laws and regulations have been adopted or are under consideration that are intended to eliminate so-called "predatory" lending practices. Many of these laws and regulations impose broad restrictions on certain commonly accepted lending practices, including some of our practices. There can be no assurance that these proposed laws, rules and regulations, or other similar laws, rules or regulations, will not be adopted in the future. Adoption of these laws and regulations could have a material adverse impact on our business by substantially increasing the costs of compliance with a variety of inconsistent federal, state and local rules, or by restricting our ability to charge rates and fees adequate to compensate it for the risk associated with certain loans.

     In an effort to prevent the origination of loans containing unfair terms or involving predatory practices, we have employed extensive policies and procedures, including:

     . not offering loans with terms providing for balloon payments, negative amortization or reverse mortgages;

     . only approving loan applications that evidence a borrower's ability to repay the loan;

     .  not selling single premium insurance products with our loans;

     . maintaining caps on the points and fees that can be charged to borrowers;

     .  offering loans with and without prepayment penalties;

     . directing marketing efforts throughout the broader geographic areas in which our branches are located;

     .  maintaining a rigorous appraisal review process;

     .  surveying our customers in order to confirm satisfaction;

     . performing regular random and targeted audits to confirm adherence to fair lending laws and principles;

     . monitoring the conduct of our brokers and requiring them to agree to adhere to our Broker Code of Conduct;

     .  resolving customer complaints promptly and fairly; and

     .  training our employees to adhere to fair lending principles.

     We plan to continue to review, revise and improve our practices in order to enhance our fair lending efforts and support the goal of eliminating predatory lending practices.

Employees

     At June 30, 2001, we employed 1,378 full-time employees and 27 part-time employees. None of our employees is subject to a collective bargaining agreement. We believe that our relations with our employees are satisfactory.

Properties

     Our executive, administrative offices and some of our lending offices are located in Irvine, California and consist of approximately 222,000 square feet. The three leases covering these executive, administrative and lending offices expire in June 2002, December 2002 and October 2005, respectively, and the combined monthly rent is $424,000. We lease space for our regional operating centers in Schaumburg, Illinois, Rancho Bernardo and San Ramon, California, Tampa, Florida and Englewood, Colorado. As of June 30, 2001, these facilities had an annual aggregate base rental of approximately $75,200. We also lease space for our sales offices, which range in size from 140 to 2,928 square feet with lease terms typically ranging from one to five years. As of June 30, 2001, annual base rents for the sales offices ranged from approximately $5,600 to $79,500. In general, the terms of these leases vary as to duration and rent escalation provisions, expire between August 2001 and January 2005 and provide for rent escalations dependent upon either increases in the lessors' operating expenses or fluctuations in the consumer price index in the relevant geographical area.

     We seek to sublease space that we no longer use as a result of branch closings, moves or the reduction or elimination of certain operations. Accordingly, upon the completion of the transfer of all of the servicing operations to Ocwen and the subsequent closing of our servicing division, it is our intention to sublease the approximately 66,000 square foot facility that houses our mortgage servicing operations. If we are successful in subleasing this space, we will save approximately $1.0 million per year in rent expense.

Legal Proceedings

     FTC Inquiry. In August 2000, we were informed by the Federal Trade Commission that it was conducting an inquiry to determine whether we had violated the Fair Credit Reporting Act, Federal Trade Commission Act or other statutes administered by the Commission. The Commission subsequently focused its inquiry on whether the pre-approved credit solicitations our retail units generated comply with applicable law. We are cooperating with the inquiry and the Commission is reviewing data and information we have provided to it. The Commission recently informed us that the matter is temporarily on hold pending the completion of some staffing changes relating to the change of administrations in Washington.

     Matthews, et al. In October 2000, Hazel Jean Matthews, Ruth D. Morgan and Marie I. Summerall filed an amended class action suit against New Century Mortgage Corporation, Central Mortgage, Equibanc Mortgage Corporation, Century 21 Home Improvements, and Incredible Exteriors, on behalf of themselves and other consumers located in the State of Ohio whose credit transaction was brokered by Equibanc and Central Mortgage. We were not named in the original complaint. The suit was filed in the Ohio state court and later removed by New Century Mortgage to the U.S. District Court for the Southern District of Ohio. The complaint alleges breaches of the Federal Fair Housing Act, Equal Credit Opportunity Act, Truth in Lending Act, gender discrimination, fraud, unconscionability, civil conspiracy, RICO, as well as other claims against the other defendants. The plaintiffs are seeking injunctive relief, compensatory and punitive damages, attorneys' fees and costs. We filed a motion to dismiss this complaint in December 2000. Plaintiffs filed their Second Amended Complaint in May 2001. Plaintiffs thereafter expressed an interest in settling the case on an individual basis with each of the named plaintiffs. The parties have agreed to postpone the deadline for us to respond to the Second Amended Complaint while we pursue settlement negotiations.

     Fairbanks. In May 2001, Fairbanks Capital initiated arbitration against New Century Mortgage Corporation for breach of contract, breach of implied covenant of good faith, fraud and negligent misrepresentation stemming from our decision to sell our servicing rights to Ocwen Federal Bank FSB instead of closing a sub-servicing arrangement that we had negotiated with Fairbanks and was scheduled to close. Fairbanks is seeking damages of approximately $3.9 million. We paid Fairbanks the $750,000 break-up fee that our agreement with Fairbanks specified, and believe we owe no more. We expect the arbitration to take place by the end of September 2001.

     Grimes. In June 2001, we were served with a class action complaint filed by Richard L. Grimes and Rosa L. Grimes against New Century Mortgage Corporation. The action was filed in the U.S. District Court for the Northern District of California, and seeks rescission, restitution and damages on behalf of the two plaintiffs, others similarly situated and on behalf of the general public. The complaint alleges a violation of the Federal Truth in Lending Act and Business & Professions Code (S) 17200. Specifically, the complaint alleges that we gave the borrowers the required three-day notice of their right to rescind before the loan transaction had technically been consummated. Our response was due on July 30, 2001. We believe the allegations lack merit, and intend to defend ourselves vigorously.

     Perry. In July 2001, Charles Perry Jr. filed a class action complaint against New Century Mortgage Corporation and Noreast Mortgage Company, Inc. in the U.S. District Court for the District of Massachusetts. The complaint alleges that certain payments we make to mortgage brokers, sometimes referred to as yield spread premiums, violate the federal Real Estate Settlement Procedures Act. The complaint also alleges that New Century

Mortgage Corporation induced mortgage brokers to breach their fiduciary duties to borrowers. We have retained legal representation and are evaluating the complaint. Our answer is due in August 2001.

     We are also a party to various legal proceedings arising out of the ordinary course of our business. Management believes that any liability with respect to these legal actions, individually or in the aggregate, will not have a material adverse effect on our business, results of operation or financial position.

                          FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference certain forward-looking statements. When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects are forward-looking by their nature:

     .  our business strategy;

     .  our understanding of our competition;

     .  market trends;

     .  assumptions regarding the early retirement of our residual financing;

     .  projected sources and uses of funds from operations; and

     .  potential liability with respect to legal proceedings.

     These forward-looking statements are subject to various risks and uncertainties, including those relating to:

     . our access to funding sources and our ability to renew, replace or add to our existing credit facilities on terms comparable to the current terms;

     . initiation of a margin call under our warehouse, aggregation or residual financing agreements;

     .  assumptions underlying our residual values and loan loss allowances;

     .  an increase in the prepayment speed or default rate of our borrowers;

     .  the effect of changes in interest rates;

     .  the condition of the secondary markets for our products;

     .  the negative impact of economic slowdowns or recessions;

     .  management's ability to manage our past growth and planned expansion;

     . the effect of the competitive pressures from other lenders or suppliers of credit in our market;

     .  our ability to reduce the number of loans sold at a discount;

     .  our ability to expand origination volume while reducing overhead;

     . our ability to provide a smooth transfer of servicing to Ocwen Federal Bank FSB; and

     . the impact of new state or federal legislation or court decisions restricting the activities of lenders or suppliers of credit in our market.

     Other risks, uncertainties and factors, including the factors described in "RISK FACTORS" above as well as those discussed in our reports incorporated in this prospectus by reference, could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We will not receive any proceeds from the offering. The selling stockholders will receive all the proceeds from the offering. All costs, expenses and fees in connection with the offering will be borne by us.
Brokerage commissions and similar selling expenses, if any, will be borne by the selling stockholders.

                             SELLING STOCKHOLDERS

     The following table sets forth the number of shares of common stock owned by each of the selling stockholders as of July 25, 2001. To our knowledge, except as provided below, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares covered by this prospectus. Because the selling stockholders may offer all or some of the shares which they hold pursuant to the offering contemplated by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no definitive estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering and the following table has been prepared on the assumption that all shares of common stock offered hereby will be sold. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

                                                                            Shares Beneficially Owned
                                                       ------------------------------------------------------------------
                                                          Number       Percent                     Number       Percent
                                                          Before       Before         Number        After        After
             Name of Selling Stockholder                 Offering      Offering    Offered (1)    Offering      Offering
-----------------------------------------------------  -----------   -----------  -------------  ----------   -----------
Archon Partners......................................     42,500         0.28%       42,500             0            0%
Banzai Offshore Fund Ltd.............................      2,167         0.01%        2,167             0            0%
Banzai Partners LP...................................      8,184         0.05%        8,184             0            0%
Boulderwood Company L.P..............................     96,153         0.63%       96,153             0            0%
Condor Partners, L.P.................................     79,300         0.52%       79,300             0            0%
FBR Ashton L.P.......................................    101,936         0.67%      101,936             0            0%
4-G Investment Group.................................     96,230         0.63%       96,230             0            0%
Friedman, Billings, Ramsey & Co., Inc. (2)...........    112,109         0.74%      112,109             0            0%
Frorer Partners, L.P.................................     38,461         0.25%       38,461             0            0%
Lyxor Asset Management SA............................     50,662         0.33%       50,662             0            0%
M&M Hedged Equity, LP................................     50,000         0.33%       50,000             0            0%
Michael Gindi........................................     10,000         0.07%       10,000             0            0%
Points West International Investments Ltd............     10,852         0.07%       10,852             0            0%
Rath Foundation, Inc.................................     48,000         0.32%       48,000             0            0%
Retirement Plan Partners.............................     22,430         0.15%       22,430             0            0%
Riggs Partners, LLC..................................     72,115         0.48%       72,115             0            0%
Sunova Long Term Opportunity Fund, L.P...............     34,100         0.22%       34,100             0            0%
Sunova Offshore, Ltd.................................    134,484         0.89%      134,484             0            0%
Sunova Partners, LP..................................     71,800         0.47%       71,800             0            0%
Third Point Offshore Fund Ltd........................     67,898         0.45%       67,898             0            0%
Third Point Partners LP..............................     52,544         0.35%       52,544             0            0%
Tidal Insurance Limited..............................    192,307         1.27%      192,307             0            0%
Tower Capital, LLC...................................     48,076         0.32%       48,076             0            0%
                                                       ---------                  ---------             -
                                              Total    1,442,308                  1,442,308             0
                                                       =========                  =========             =

___________________

(1) This registration statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the registrant's outstanding shares of common stock.

(2) Friedman, Billings, Ramsey & Co., Inc. was retained as placement agent for the private placement of our common stock in July 2001. See "PLAN OF DISTRIBUTION" below. In addition, Friedman, Billings, Ramsey & Co., Inc. has been engaged by us to act as lead manager in a public offering of our common stock.

                             PLAN OF DISTRIBUTION

          On July 19, 2001, we entered into a common stock purchase agreement with the selling stockholders pursuant to which we sold 1,442,308 shares of our common stock at a purchase price of $10.40 per share. Pursuant to that sale, we agreed to register the shares under the Securities Act for resale to the public. Under this agreement, we must use our reasonable commercial efforts to cause this registration statement to be declared effective by the SEC as soon as practicable after filing, and in any event no later than October 23, 2001, subject to certain exceptions. We also agreed to keep this registration statement current and effective under the Securities Act, subject to certain exceptions, until the earliest of (1) the second anniversary of the date of effectiveness of this registration statement, (2) the date on which the selling stockholders may sell all of the shares offered by this prospectus without registration or without regard to any volume limitations by reason of Rule 144(k) of the Securities Act or (3) such time as all of the shares offered by this prospectus have been sold pursuant to this registration statement.

          As used in this "PLAN OF DISTRIBUTION", the term "selling stockholders" includes the selling stockholders named in the table above and any permitted transferees or other successors-in-interest of shares received from a named selling stockholder who is a permitted assignee of the registration rights contained in the common stock purchase agreement after the date of this prospectus. The selling stockholders may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers.

          To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

          The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In such transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

          Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. Any shares of a selling stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144, rather than pursuant to this prospectus.

          The shares may be sold by selling stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

          Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act and the associated rules and regulations under the Securities Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     Pursuant to the terms of the common stock purchase agreement, we agreed to pay all expenses incurred in connection with registration of the shares, including, without limitation, all registration expenses, all listing fees and all fees and expenses of complying with securities or blue sky laws. The selling stockholders will bear and pay any underwriting, brokerage and other selling commissions and discounts, and the fees and expenses of counsel(s) to the selling stockholders. We agreed in the common stock purchase agreement to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by O'Melveny & Myers LLP, Newport Beach, California.

                                    EXPERTS

     The consolidated financial statements of New Century Financial Corporation and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, are incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the materials we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's World Wide Web site on the Internet at http://www.sec.gov. This
                                                      ------------------
site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may also read and copy this information at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We maintain an Internet site on the World Wide Web at www.ncen.com.  The
                                                           ------------
information contained on our website is not a part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

     We have filed a registration statement, of which this prospectus is a part, covering the offered securities. As allowed by the SEC rules, this prospectus does not include all of the information contained in the registration statement and the included exhibits, financial statements and schedules. We refer you to the registration statement, the included exhibits, financial statements and schedules for further information. This prospectus is qualified in its entirety by such other information.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

  The expenses in connection with the offer and sale of the securities being registered are estimated as follows:

   SEC registration fee..............................................................         $ 4,050.00
   Legal fees and expenses...........................................................          25,000.00
   Accounting fees and expenses......................................................           5,000.00
   Printing fees.....................................................................           1,000.00
   Miscellaneous fees and expenses...................................................           5,000.00
                                                                                          ---------------
    Total............................................................................         $40,050.00
                                                                                          ===============

Item 15. Indemnification of Directors and Officers

     Under Section 145 of the Delaware General Corporation Law, or the "DGCL", we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

     Our Amended and Restated Certificate of Incorporation provides that a director of the company shall not be liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent provided by applicable law for any breach of the director's duty of loyalty to the company or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, pursuant to Section 174 of the DGCL or for any transaction from which the director derives an improper personal benefit. Under the DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of our Amended and Restated Certificate of Incorporation is to eliminate the rights of the company and its stockholders (through stockholders' derivative suits on behalf of the company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except as provided in our Amended and Restated Certificate of Incorporation and in the situations described in clauses
(i) through (iv) above. This provision does not limit or eliminate the rights of the company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

     Our Amended and Restated Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain limitations for settlements not approved by us, for losses covered by an insurance policy, for judgments for an accounting of profits pursuant to Section 16(b) of the Securities Exchange Act and similar laws and where prohibited by applicable law.

     We have entered into agreements with each of our directors and officers pursuant to which we have agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the company or any other corporation of which such person is a director or officer at the request of the company to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

     At present, there is no pending litigation or proceeding involving a director or officer of the company as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Item 16. Exhibits

Exhibit
Number               Description
-------              -----------
  5.1                Opinion of O'Melveny & Myers LLP.

*10.1                Purchase Agreement, dated July 19, 2001, by and among New Century,
                     Friedman, Billings, Ramsey & Co., Inc., and the selling stockholders.

 23.1                Consent of KPMG LLP, independent auditors.

 23.2                Consent of O'Melveny & Myers LLP (included in Exhibit 5.1 hereto).

 24.1                Power of Attorney (included on page II-4 of this registration statement).


___________________
*Incorporated by reference from the Company's Quarterly Report on Form 10-Q as filed with the SEC on July 27, 2001.

Item 17. Undertakings

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act, unless the information required to be included in such post-effective amendment is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act and incorporated herein by reference;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act and incorporated herein by reference. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.


         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 3rd day of August, 2001.

                                      NEW CENTURY FINANCIAL CORPORATION

                                      By: /s/ Robert K. Cole
                                          ------------------------------------
                                          Robert K. Cole
                                          Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert K. Cole and Brad A. Morrice, or each of them individually, as his true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

               Signature                                       Title                                Date
               ---------                                       -----                                ----
      /s/ Robert K. Cole                     Chairman of the Board and Chief Executive
----------------------------------------        Officer (Principal Executive Officer)          August 3, 2001
            Robert K. Cole


      /s/ Brad A. Morrice                          Vice Chairman, President and                August 3, 2001
----------------------------------------              Chief Operating Officer
           Brad A. Morrice


     /s/ Edward F. Gotschall                   Vice Chairman and Chief Financial Officer
----------------------------------------     (Principal Financial and Accounting Officer)      August 3, 2001
          Edward F. Gotschall


     /s/ Fredric J. Forster
----------------------------------------
           Fredric J. Forster                                Director                          August 3, 2001

     /s/ Michael M. Sachs
----------------------------------------
            Michael M. Sachs                                 Director                          August 3, 2001

     /s/ Terrence P. Sandvik
----------------------------------------
          Terrence P. Sandvik                                Director                           July 31, 2001

     /s/ Richard A. Zona
----------------------------------------
            Richard A. Zona                                  Director                          August 2, 2001